Exhibit 99.1

Contact: R. Roderick Porter, President	Contact: Joe A. Shearin, President & CEO
Phone: 202-464-1130 ext. 2406	Phone: 804-528-4752
Southern National Bancorp of Virginia Inc.	Eastern Virginia Bankshares, Inc.
NASDAQ Symbol SONA	NASDAQ Symbol EVBS
Website: www.sonabank.com	Website: www.evb.org

Southern National Bancorp of Virginia, Inc. and Eastern Virginia Bankshares, Inc. Announce Transformational Merger of Equals

Transaction Expected to be Materially Accretive to Earnings per Share

Combines Strong Commercial Lending Business with a 100 Year Old Deposit Franchise

Combined Franchise Will Operate in Virginia’s and Maryland’s Most Attractive Markets

For immediate release

December 13, 2016

McLean, VA & Richmond, VA, December 13, 2016 – Southern National Bancorp of Virginia, Inc. (NASDAQ: SONA) (“Southern National”), the holding company of Sonabank, and Eastern Virginia Bankshares, Inc. (NASDAQ: EVBS) (“Eastern Virginia”), the holding company of EVB, jointly announced today the signing of a definitive agreement to merge. The combination brings together two banking companies with complementary business lines creating one of the premier banking institutions headquartered in the Commonwealth of Virginia.

Upon completion of the transaction, the combined company will have approximately $2.4 billion in total assets, $2.0 billion in total deposits, and $1.8 billion in total loans.  The company, which will assume the Southern National Bancorp of Virginia, Inc. name for the holding company and the Sonabank name for all banking operations, will maintain its corporate headquarters in McLean, Virginia and the headquarters of the bank in Richmond, Virginia. The company will have 47 branch locations covering markets in both Maryland and Virginia, including the Washington, D.C. and Richmond, Virginia MSAs. These attractive markets are often cited as having some of the best demographic and income profiles in the country characterized by low unemployment, strong population growth, new business starts and consistent capital expenditure.

Pursuant to the merger agreement, which was unanimously approved by the Board of Directors of both companies, Eastern Virginia common and preferred shareholders will receive a fixed

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exchange ratio equal to 0.6313 shares of Southern National common stock for each share of Eastern Virginia common stock or preferred stock owned. Based on the average closing price of Southern National’s common stock for the ten trading days ended December 12, 2016, the transaction is valued at approximately $178.3 million, or $9.72 per share of Eastern Virginia common and preferred stock. Southern National shareholders will own approximately 51.4 percent of the combined company and Eastern Virginia shareholders will own approximately 48.6 percent.

Southern National and Eastern Virginia jointly project 16 percent cost savings of their combined noninterest expense base as a result of operational synergies and the consolidation of some locations. The transaction is expected to be materially accretive to earnings per share with minimal dilution to tangible book value, all of which is projected to be earned back within two years. Additionally, the combined company will be well-capitalized by all regulatory standards at the time of closing.

The management team of the combined company will be comprised of Joe A. Shearin, currently President and CEO of Eastern Virginia, as President and CEO, Georgia S. Derrico, currently Chairman and CEO of Southern National, as Executive Chairman, and R. Roderick Porter, currently Vice Chairman and President of Southern National, as Executive Vice Chairman. All three executives will enter into new employment agreements upon the closing of the transaction and will work together towards a seamless integration while continuing the operational success each organization has enjoyed in recent years. The board of directors of the combined company will be fixed at eleven directors, consisting of six members of the current Southern National board of directors, including Ms. Derrico and Mr. Porter, and five members of the current Eastern Virginia board of directors, including Mr. Shearin.

Georgia S. Derrico, Chairman and CEO of Southern National, said, “We believe this is a unique opportunity to combine two very different organizations in order to become an even stronger Virginia based organization with a diverse retail franchise and a dynamic lending based platform. We have known Joe Shearin for over nine years. Through our mutual investment in Southern Trust Mortgage, which has been a tremendous success, we have developed a strong confidence in one another’s judgement and banking capabilities. We look forward to operating a much larger organization in a cost effective way to increase profitability and shareholder value.”

Joe A. Shearin, President and CEO of Eastern Virginia added, “The combined company offers a unique and highly attractive branch franchise. With locations stretching from Frederick, Maryland down through the greater Washington, D.C. and Richmond areas, Interstate I-81 in the Shenandoah Valley, Charlottesville, Northern Neck, Middle Peninsula and on towards Hampton Roads, we will be the only Virginia based bank that provides this geographic diversification. We will have a presence in Virginia’s most attractive markets. We are truly excited to lead this new company together with our respective teams and look forward to maximizing the potential of this combined franchise.”

R. Roderick Porter, Vice Chairman and President of Southern National, stated, “This is the opportunity of a career to combine the best elements of two successful, distinctive but complementary banks into a single strong institution. In the coming months, we will continue to

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put together the best processes and the best people of the two institutions to create a streamlined bank with the strongest risk controls which adds to efficiency without sacrificing customer service.”

The transaction is expected to close during the second quarter of 2017 and is subject to the approval of both companies’ shareholders along with regulatory approvals and other customary closing conditions. Pursuant to the terms of the merger agreement, EVB will merge with and into Sonabank immediately after the merger of Eastern Virginia with and into Southern National.

Southern National was advised in the transaction by FIG Partners LLC as financial advisor, and Alston & Bird LLP, as legal counsel.   Eastern Virginia was advised by Sandler O’Neill + Partners, L.P. as financial advisor, and Troutman Sanders LLP, as legal counsel.

CONFERENCE CALL INFORMATION

Southern National and Eastern Virginia will host an investor conference call and webcast on December 14, 2016, at 10:00 AM EDT.

The conference may be accessed via telephone by dialing 1-844-234-9195 in the United States. No code is needed to participate in the conference call. An investor presentation related to this transaction is available on Southern National’s website at: www.sonabank.com, or Eastern Virginia’s website at: www.evb.org. A replay of the conference call will be available by dialing 1-855-859-2056 and entering access code 37455183.

ABOUT SOUTHERN NATIONAL

Southern National Bancorp of Virginia, Inc. is a bank holding company with assets of $1.1 billion at September 30, 2016. Sonabank provides a range of financial services to individuals and small and medium sized businesses. Sonabank has fifteen branches in Virginia, located in Fairfax County (Reston, McLean and Fairfax), in Charlottesville, Warrenton (2), Middleburg, Leesburg (2), South Riding, Front Royal, New Market, Haymarket, Richmond and Clifton Forge, and eight branches in Maryland, in Rockville, Shady Grove, Frederick, Bethesda, Upper Marlboro, Brandywine, Owings and Huntingtown.

ABOUT EASTERN VIRGINIA

Eastern Virginia Bankshares, Inc. is a one bank holding company with total assets of $1.3 billion at September 30, 2016. Through its wholly-owned bank subsidiary, EVB, Eastern Virginia operates twenty-four full service branches, two drive-in facilities and one loan production office located in the following cities and counties in eastern Virginia: Chesterfield, Colonial Heights, Essex, Gloucester, Hampton, Hanover, Henrico, King William, Lancaster, Middlesex, Newport News, New Kent, Northumberland, Southampton, Surry, Sussex and Williamsburg. EVB’s range of financial services includes traditional banking services along with investments, mortgages, and insurance.

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EVB traces its history to the combination of its three predecessor banks in 2006 – Southside Bank and Bank of Northumberland, Inc., both established in 1910, and Hanover Bank, established in 2000. Today, EVB is a community bank targeting small to medium-sized businesses and consumers. EVB is a state leader in SBA lending and is the only bank in the Commonwealth of Virginia offering a fully integrated program called P.O.W.E.R. that focuses on women entrepreneurs and women in business.

For more information about EVB, please visit www.bankevb.com. Eastern Virginia’s stock trades on the NASDAQ Global Select Market under the symbol EVBS. Member FDIC. Equal Housing Lender.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding Southern National’s and Eastern Virginia’s expectations or predictions of future financial or business performance or conditions. These forward-looking statements are based on the current beliefs and expectations of the management of Southern National or Eastern Virginia and are inherently subject to significant business, economic, and competitive uncertainties and contingencies, many of which are beyond their control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Forward-looking statements may be identified by words such as “may,” “could,” “will,” “expect,” “believe,” “anticipate,” “forecast,” “intend,” “plan,” “prospects,” “estimate,” “potential,” or by variations of such words or by similar expressions. Forward-looking statements in this report (including in the exhibits hereto) may include, but are not limited to, statements about projected impacts of and financial results generated by the transaction. Forward-looking statements speak only as of the date they are made and Southern National and Eastern Virginia assume no duty to update forward-looking statements, except as required by law.

In addition to factors previously disclosed in Southern National’s and Eastern Virginia’s reports filed with the SEC and those identified elsewhere in this report, the following factors, among others, could cause actual results to differ materially from the results expressed in or implied by forward-looking statements and historical performance: ability to obtain regulatory approvals and meet other closing conditions to the transaction; delays in closing the transaction; changes in asset quality and credit risk; changes in interest rates and capital markets; the introduction, timing and success of business initiatives; competitive conditions; and the inability to recognize cost savings or revenues or to implement integration plans associated with the transaction. Annualized, pro forma, projected, and estimated numbers are used for illustrative purposes only, may not reflect actual results and may not be relied upon.

Additional Information About the Proposed Transaction and Where to Find It

Investors are urged to review carefully and consider all public filings by Southern National and Eastern Virginia with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Quarterly Reports on Form 10-Q, and their Current Reports on Form 8-K. The documents filed with the SEC may be obtained free of charge at the SEC’s website at

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www.sec.gov. The documents filed by Southern National with the SEC may also be obtained free of charge at Southern National’s website at www.sonabank.com or by requesting them in writing to Southern National Bancorp of Virginia, Inc., 6830 Old Dominion Drive, McLean, VA 22101, Attention: Investor Relations. The documents filed by Eastern Virginia with the SEC may also be obtained free of charge at Eastern Virginia’s website at www.evb.org or by requesting them in writing to Eastern Virginia Bankshares, Inc., 10900 Nuckols Road, Suite 325, Glen Allen, Virginia 23060, Attention: Investor Relations.

In connection with the proposed transaction, Southern National intends to file a registration statement on Form S-4 with the SEC which will include a joint proxy statement of Southern National and Eastern Virginia and a prospectus of Southern National. A definitive joint proxy statement/prospectus will be sent to the shareholders of each company seeking the required shareholder approvals. This report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Before making any voting or investment decision, investors and security holders of Southern National and Eastern Virginia are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed transaction. Free copies of these documents may be obtained as described above.

Southern National, Eastern Virginia, and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from Southern National and Eastern Virginia shareholders in connection with the proposed transaction. Information about the directors and officers of Southern National and their ownership of Southern National common stock is set forth in the definitive proxy statement for Southern National’s 2016 annual meeting of shareholders, as previously filed with the SEC on March 21, 2016. Information about the directors and officers of Eastern Virginia and their ownership of Eastern Virginia common stock is set forth in the definitive proxy statement for Eastern Virginia’s 2016 annual meeting of shareholders, as previously filed with the SEC on April 21, 2016. Investors may obtain additional information regarding the interests of such participants by reading the registration statement and the joint proxy statement/prospectus when they become available. Free copies of these documents may be obtained as described above.

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